Exhibit 21

Subsidiaries of the Company

Name	Jurisdiction of Incorporation or Formation
Waddell & Reed Financial Services, Inc.	Missouri
Waddell & Reed, Inc.	Delaware
Waddell & Reed Investment Management Company	Kansas
Waddell & Reed Services Company	Missouri
Ivy Investment Management Company	Delaware
Ivy Funds Distributor, Inc.	Florida
W & R Capital Management Group, Inc.	Delaware
W & R Corporate LLC	Delaware
W & R Insurance Agency, Inc.	Missouri
W & R Insurance Agency of Montana, Inc.	Montana
Unicon Agency, Inc.	New York
Fiduciary Trust Company of New Hampshire	New Hampshire
Legend Group Holdings, LLC	Delaware
Legend Advisory Corporation	New York
Legend Equities Corporation	Delaware
Advisory Services Corporation	Nevada
The Legend Group, Inc.	Delaware
LEC Insurance Agency, Inc.	Texas